UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☐     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

BIRGO REITURN FUND LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

87-3415331

(I.R.S. Employer Identification No.)

848 West North Avenue

Pittsburgh, PA 15233

(Full mailing address of principal executive offices)

(412) 567-1324
(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

ITEM 3.	Financial Statements	1 - 9

SIGNATURES		10

i

ITEM 3. FINANCIAL STATEMENTS

BIRGO REITURN FUND LLC

BALANCE SHEETS

	June 30,
	2022	December 31,
	(Unaudited)	2021
ASSETS
Cash and cash equivalents	$25,000	$-
Contribution receivable	-	25,000
TOTAL ASSETS	$25,000	$25,000
LIABILITIES AND UNITHOLDERS’ EQUITY
Commitments and contingencies
UNITHOLDERS’ EQUITY
Common units, 250 units issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	25,000	25,000
Total Unitholders’ Equity	25,000	25,000
TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$25,000	$25,000

See accompanying notes to financial statements.

BIRGO REITURN FUND LLC

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2022
(Unaudited)
Revenue	$-
Expenses	-
NET INCOME	$-

See accompanying notes to financial statements.

BIRGO REITURN FUND LLC

STATEMENT OF CHANGES IN UNITHOLDERS’ EQUITY

	Common Units		Retained	Total Unit
	Units	Amount	Earnings	Holders’ Equity
Balance, December 31, 2021	250	$25,000	$-	$25,000
Net income	-	-	-	-
Balance, June 30, 2022 (unaudited)	250	$25,000	$-	$25,000

See accompanying notes to financial statements.

BIRGO REITURN FUND LLC

STATEMENT OF CASH FLOWS

Six Months Ended June 30, 2022
(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$-
Net cash provided by operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common units	25,000
Net cash provided by financing activities	25,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,000

See accompanying notes to financial statements.

BIRGO REITURN FUND LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1.	GENERAL

Reporting Entity and Nature of Business

Birgo Reiturn Fund LLC (“the Fund”) is organized as a limited liability company under the laws of the State of Delaware pursuant to a Certificate of Formation filed November 2, 2021. The Fund intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.

The Fund was formed primarily to make investments through majority-owned subsidiaries to acquire and manage a portfolio consisting of real estate investment vehicles that are intended to generate current operating income from leasing activities and capital appreciation. Certain majority-owned subsidiaries may have rights to receive preferred economic returns. The Fund is in the beginning stages and does not currently own any investments. Substantially all of the Fund’s business will be externally administered and operated by our advisor and sponsor, Birgo Realty LLC (the “Advisor” or “Sponsor”). The Fund’s legal manager is Birgo Reiturn Fund Manager LLC (“the Manager”), a Delaware limited liability company. Birgo Evergreen Residential Fund LP (“the Operating Partnership”), a Delaware Limited Partnership, plans to acquire and hold the Fund’s real estate investment vehicles. The Fund is a limited partner and the sole member of the general partner of the Operating Partnership.

Subject to certain restrictions and limitations, and in accordance with its Operating Agreement dated as of January 1, 2022 (“the Agreement”), the Advisor is responsible for managing the Fund’s affairs on a day-to-day basis and for identifying and recommending to the Manager certain acquisitions and investments that the Manager should make on behalf of the Fund.

The Fund has filed an initial offering statement on Form 1-A with the Securities and Exchange Commission (“the SEC”) with respect to an offering (the “Offering”) of up to $75,000,000 in common units, for an initial price of $100.00 per unit. The Fund’s offering was deemed qualified by the SEC on September 26, 2022.

A maximum of $75,000,000 in the Fund’s common units may be sold in the Offering. The Manager has the authority to issue an unlimited number of common units. As of June 30, 2022, the Fund had issued 250 common units at the initial per unit price of $100.00 per unit in a private placement prior to the offering statement being declared “effective” by the SEC. Three affiliates of the Advisor, the owner of the Manager, purchased all 250 units for an aggregate purchase price of $25,000.

The Fund intends to have a December 31st fiscal year end.

BIRGO REITURN FUND LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Fund’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 balance sheet and certain related disclosures are derived from the Fund’s December 31, 2021 audited financial statements. These interim financial statements should be read in conjunction with the Fund’s financial statements and notes thereto included in the Fund’s offering circular, which was filed with the SEC. The financial statements as of June 30, 2022 and for the six months ended June 30, 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash deposits may exceed federally insured limits at times. The Fund has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

Organizational and Offering Costs

Organizational and offering costs of the Fund are initially being paid by the Advisor on behalf of the Fund. These organizational and offering costs include all expenses to be paid by the Fund in connection with the formation of the Fund, the offering of the Units, and the admission of investors into the Fund, including, without limitation, expenses for travel, legal, accounting, filing, and all other expenses incurred in connection with the offer and sale of interest in the Fund. The Fund anticipates that, pursuant to the Agreement, the Fund will be obligated to reimburse the Advisor for organizational and offering costs paid by them on behalf of the Fund.

As of June 30, 2022, the Advisor has incurred organizational and offering costs of approximately $200,000 on behalf of the Fund. These costs are not recorded in the financial statements of the Fund as of June 30, 2022 because such costs are not a liability of the Fund until the minimum number of the Fund’s common units are issued. When recorded by the Fund, organizational costs will be expensed as incurred, and offering costs will be charged to unitholders’ equity as such amounts are reimbursed to the Advisor or its affiliates from the gross proceeds of the Offering.

BIRGO REITURN FUND LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unit Redemption

The Fund intends to adopt a Unit Repurchase Program, whereby on a quarterly basis, unitholders may request that the Fund redeem 25% of their units. In addition, the Unit Repurchase Program is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real state assets held by the Fund. The repurchase rate depends upon how long a unitholder requesting redemption has held such units.

No redemption of common units would be allowed when the holding period of such units is less than one year from the investment date. Beginning on the anniversary of the first year following the investment date of the common units subject to the redemption request, the per unit redemption price would be calculated based on a declining discount to the net asset value (“NAV”) per unit in effect at the time the redemption request is made.

Holding Period from Investment Date	Effective Redemption Price (as percentage of NAV per unit)
Less than 1 year from Investment Date	No repurchase allowed
1 year to 2 years	95% of NAV
2 years to 3 years	98% of NAV
3+ years	100% of NAV

The Fund would make repurchases upon the death of a unitholder at a price equal to 100% of the Fund’s most recently announced NAV per unit. The Fund intends to limit the number of units to be repurchased during any calendar year to 5.0% of the weighted average number of units outstanding during the prior calendar year, or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. During the period that the Offering is ongoing, all unitholders who have held their units for at least one year could request the Fund to repurchase up to 25% of their units quarterly, up to the aggregate quarterly and annual limitations, as discussed in the Agreement. Once the Fund concludes the Offering, the Fund intends to evaluate unit repurchase levels on a quarterly basis, subject to available liquidity.

In addition, the Manager could, in its sole discretion, amend, suspend, or terminate the Unit redemption plan at any time without prior notice, including to protect the Fund’s operations and the non-redeemed members, to prevent an undue burden on the Fund’s liquidity, to preserve the Fund’s status as a REIT, following any material decrease in the Fund’s NAV, or for any other reason. The Manager could also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Fund’s status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Fund’s redemption plan.

Income Taxes

The Fund intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Fund expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Fund must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Fund’s annual REIT taxable income to its unitholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Fund generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its unitholders. Even if the Fund qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Management has evaluated the effect of the guidance provided by U.S. GAAP on Accounting for Uncertainty of Income Taxes and has determined that the Fund had no uncertain income tax positions as of June 30, 2022.

BIRGO REITURN FUND LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

3.	RELATED PARTY ARRANGEMENTS

Birgo Realty LLC, Advisor or Sponsor

The Fund intends to enter into an advisory agreement with the Advisor.

The Advisor and certain affiliates of the Advisor will receive fees and compensation in connection with the Offering, the acquisition, management and sale of the Fund’s real estate investments.

The Advisor will be reimbursed for organizational and offering expenses incurred in conjunction with the offering. The Fund will reimburse the Advisor for actual expenses incurred on behalf of the Fund in connection with the acquisition, ownership, management, financing, hedging of interest rates on financings, or sale of investments. The Fund will reimburse the Advisor for all third party charges and out-of-pocket costs and expenses incurred by the Advisor or its Affiliates that are related to the operations of the Fund, as defined in the Agreement, including, without limitation, the selection, acquisition, or origination of an investment, whether or not the Fund ultimately acquires or originates the investment.

In accordance with the Agreement, the Fund pays an asset management fee to the Advisor for managing the business of the Fund. The fees are paid quarterly, in arrears, in an amount equal to 1.25% of the Fund’s NAV, as defined in the Agreement, as of the end of each quarter. No asset management fees have been incurred or paid as of June 30, 2022.

Three affiliates of the Advisor hold all 250 units as of June 30, 2022.

4.	ECONOMIC DEPENDENCY

The Fund has engaged or will engage the Manager, the Advisor and their affiliates to provide certain services that are essential to the Fund, including asset management services, asset acquisition and disposition decisions, property management services, the sale of the Fund’s common units available for issue, as well as other administrative responsibilities for the Fund including accounting services and investor relations. As a result of these relationships, the Fund is dependent upon the Advisor and their affiliates.

5.	SUBSEQUENT EVENTS

Offering

The Fund’s offering was deemed qualified by the SEC on September 26, 2022. As of December 20, 2022 the Fund has not met the $1,000,000 minimum offering amount.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRGO REITURN FUND LLC

By:	Birgo Reiturn Fund Manager LLC, its manager

By:	/s/ Andrew Reichert
Andrew Reichert
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andrew Reichert	Chief Executive Officer of Birgo Reiturn Fund Manager LLC	December 20, 2022
Andrew Reichert	(Principal Executive Officer and Principal Financial and Accounting Officer)